Exhibit 99.1

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

June 20, 2014

The Board of Directors
Mt. Washington Savings Bank
2110 Beechmont Avenue
Cincinnati, Ohio 45230-5401

Re:  Conversion Valuation Agreement

Attn:  Gregory Niesen

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Mt. Washington Savings Bank (hereinafter referred to as “Mt. Washington”), relating to the mutual to stock conversion of Mt. Washington and stock offering (“the “Stock Offering”) of Mt. Washington.  KELLER will provide a pro forma valuation of the market value of the shares of Mt. Washington to be sold in connection with the standard conversion.

KELLER is a national financial consulting firm that primarily serves the financial institution industry.  KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies.  KELLER is an approved conversion appraiser for filings with the Federal Deposit Insurance Corporation (“FDIC”), the Federal Reserve Board (“FRB”) and the Office of the Comptroller of the Currency (“OCC”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations.  Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the conversion appraisal in the format required by the FRB and the FDIC in a timely manner for prompt filing with the FRB and the FDIC and the Ohio Division of Financial Institutions (“Division”).  KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

The appraisal report will provide a detailed description of Mt. Washington, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications.  The appraisal will include a description of Mt. Washington’s market area, including both economic and demographic characteristics and trends.  An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Mt. Washington with the comparable group and recognizing the risk related to an initial public offering.

In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements.  Among other factors, KELLER will also consider the following:  the present and projected operating results and financial condition of Mt. Washington; the economic and demographic conditions in Mt. Washington’s existing marketing area; pertinent historical financial and other information relating to Mt. Washington; a comparative evaluation of the operating and financial statistics of Mt. Washington with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Mt. Washington’s capital position and earnings potential; Mt. Washington’s proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities.  In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Mt. Washington, and will not independently value the assets or liabilities of Mt. Washington in order to prepare the appraisal.

Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of Mt. Washington to review the content of the appraisal, the format and the assumptions.  A written presentation will be provided to each board member as a part of the overall presentation.

For its services in making this appraisal, KELLER’s fee will be $15,000, plus out-of-pocket expenses not to exceed $1,000 for travel, copying, binding, etc.  Any additional valuation updates will be subject to an additional fee of $2,000 each.  Upon the acceptance of this proposal, KELLER shall be paid a retainer of $5,000 to be applied to the total appraisal fee of $15,000, the balance of which will be payable at the time of the completion of the appraisal.  Any appraisal valuation update is not a mandatory requirement but can be requested by regulators.  Excluding such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $15,000, including one final valuation update, which will be required.

Mt. Washington agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Mt. Washington or by an intentional omission by Mt. Washington to state a material fact in the information, provided, however, Mt. Washington shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Mt. Washington and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller
President

Mt. Washington Savings Bank

By:	/s/ Gregory Niesen
Gregory Niesen
Chief Executive Officer

Date: 07/24/2014

cc:  Kip A. Weissman, Esq.